May 26, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rose Zukin
Division of Corporation Finance

Re:	XOMA Ltd.
Registration Statement on Form S-3
File No. 333-148342
Filed December 27, 2008, as amended May 19, 2008

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, being the issuer of securities to which the referenced Registration Statement relates, respectfully requests that the effectiveness of the Registration Statement be accelerated so that it will become effective at 2:00 P.M. on May 29, 2008 or as soon thereafter as practicable.

The disclosure in the filing is the responsibility of XOMA Ltd. (the “Company”).  The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to either filing.  The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filings.

The Company represents to the Commission that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
XOMA Ltd.
By:	/s/ Christopher J. Margolin
Christopher J. Margolin Vice President, General Counsel and Secretary